December 18, 2018

Via E-mail
Stuart T. Gulliver
Group Chief Executive
HSBC Holdings plc
8 Canada Square
London E14 5HQ, United Kingdom

       Re:     HSBC Holdings plc
               Form 20-F for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018
               File No. 1-14930

Dear Mr. Gulliver:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. In your letter to us dated September 15, 2015, you described your activities related to
      Sudan and Syria. As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about Sudan and Syria in the Form 20-
      F. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since your September 2015 letter, including contacts with the governments of those countries, whether through subsidiaries or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any
 Stuart T. Gulliver
HSBC Holdings plc
December 18, 2018
Page 2

       revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                            Sincerely,

                                                            /s/ Cecilia Blye

                                                            Cecilia Blye, Chief
                                                            Office of Global
Security Risk

cc:    Pamela Long
       Assistant Director
       Division of Corporation Finance